

March 30, 2015

By E-Mail
Aneliya S. Crawford, Esq.
Olshan Frome Wolosky LLP
Park Avenue Tower
65 East 55th Street
New York, NY 10022

> **Re:** **Superior Industries International, Inc.**
> **Preliminary Proxy Statement**
> **Filed March 19, 2015 by GAMCO Asset Management Inc., Mario J. Gabelli,**
> **Glenn J. Angiolillo, Philip T. Blazek and Walter M. Schenker**
> **File No. 001-06615**

Dear Ms. Crawford:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Preliminary Proxy Statement

Cover Letter

1. We note your statement that the addition of your nominees would "ensure that the interests of the shareholders…are appropriately represented in the boardroom." It is unclear why you believe that the interests of the security holders are not represented by the individuals the security holders previously elected. Also, please note that you must avoid issuing statements that directly or indirectly impugn the character, integrity or personal reputation or make charges of illegal, improper or immoral conduct without factual foundation. Provide us supplementally, or disclose, the factual foundation for such assertions or revise the statements. In this regard, note that the factual foundation for such assertions must be reasonable. Refer to Rule 14a-9. We note the following statements for which you also must provide the support described above:

- your belief that "shareholder representatives are needed in the Superior Industries' boardroom to help ensure that the best interests of the shareholders are the primary consideration in the company's capital allocation decisions" (page 6); and,
- your assertion that your nominees have the "objectivity necessary to fully explore available opportunities to enhance value for shareholders" (page 8).

Background to the Solicitation, page 4

2.   Please revise your disclosure to describe any relevant events that took place between July 14, 2014 and November 19, 2014. Also, provide an update to your disclosure since March 11, 2015.

Reasons for the Solicitation, page 6

3.   Please revise your disclosure to explain your meaning of "meaningful" in reference to the current directors' investment in the company.

4.   On a related note, clarify here that two of your nominees hold no shares in the company and one nominee holds a very small amount of shares in the company.

5.   Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Support for opinions or beliefs should be self-evident, disclosed in the proxy statement or provided to the staff on a supplemental basis. We note the following examples that must be supported:

- that the company's "compensation decisions … are not congruent with Superior's size and performance" (page 7); and,

- that your nominees will add "commitment to shareholder value in[] the boardroom" (page 8).

6.   Please revise to explain, on page 8, why you believe that the Board has the objectivity and commitment necessary to act in the best interests of shareholders.

Proposal No. 1. Election of Directors, page 10

7.   It appears that Mr. Blazek joined SDOI on July 23, 2013, shortly after that company completed the sale of substantially all of its assets, which that company reported to have occurred on July 12, 2013. Please revise Mr. Blazek's biographical information to reflect this information.

8.   Please revise, on page 12, the reference to the independence standards to reflect the rule of the NYSE, not Nasdaq. Also, describe the relevant rule's requirements as applicable to director nominees and disclose whether a final determination as to your nominees may be made prior to their election to the board.

9.   We note your disclosure in the fifth paragraph on page 12 that you may introduce substitute or additional nominees. Advise us, with a view towards revised disclosure, whether the participants are required to identify or nominate such substitute nominees in order to comply with any applicable company advance notice bylaw. In addition, please confirm for us that should the participants lawfully identify or nominate substitute nominees before the meeting, the participants will file an amended proxy statement that (1) identifies the substitute nominees, (2) discloses whether such nominees have consented to being named in the revised proxy statement and to serve if elected and (3) includes the disclosure required by Items 5(b) and 7 of Schedule 14A with respect to such nominees.

Solicitation of Proxies, page 18

10.   We note that proxies may be solicited in person, by telephone, by e-mail, through the Internet, by mail and by facsimile. Please be advised that all written soliciting materials, including any scripts to be used in soliciting proxies over the telephone or any e-mail correspondence and any information posted on the Internet must be filed under the cover of Schedule 14A. Refer to Rule 14a-6(b) and (c). Please confirm your understanding in your response letter.

11.   Please inform us of whether you also plan to solicit requests via Internet chat rooms and tell us which websites you plan to utilize.

12.   Disclose your total expenditures to date. See Item 4(b)(4) of Schedule 14A.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the participants are in possession of all facts relating to the disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the participants acknowledging that:

- the participants are responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the participants may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions to me at (202) 551-3619. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

/s/ Daniel F. Duchovny

Daniel F. Duchovny
Special Counsel
Office of Mergers and Acquisitions